COLLABRIUM JAPAN ACQUISITION CORPORATION
c/o Collabrium Advisors LLP
16 Old Bond Street
London W1S 4PS

October 18, 2012
VIA EDGAR

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Collabrium Japan Acquisition Corporation (the "Company") Registration Statement on Form F-1 (File No. 333-183775) (the "Registration Statement")

Dear Mr. Clampitt:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Thursday, October 18, 2012 or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa Title: Chief Executive Officer